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                              April 27, 2023

       Sharon Levkoviz
       Chief Financial Officer
       IR-Med, Inc.
       ZHR Industrial Zone
       Rosh Pina, Israel

                                                        Re: IR-Med, Inc.
                                                            Form 10-K filed
March 29, 2023
                                                            File No. 000-56492

       Dear Sharon Levkoviz :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Item 9A. Controls and Procedures, page 50

   1. You indicate that as of December 31, 2022, your disclosure controls and procedures
                                                        (DCP) were effective.
Please explain how you reached this conclusion. In this regard, we note the Item 4
disclosures in your Form 10-Q for the quarter ended September 30, 2022, indicate that the two
material material weaknesses identified in your assessment of internal controls over
financial reporting (ICFR) as of December 31, 2021, were still not remediated. In light of
this disclosure, as well as your current disclosure that during the quarter ended December
31, 2022, there were no changes in your ICFR that have
                                                        materially affected, or
are reasonably likely to materially affect, your ICFR, it is unclear how the two material
weaknesses were sufficiently remediated in order for you to
                                                        conclude that your DCP
was effective as of December 31, 2022. Please revise your
                                                        disclosures
accordingly.

   2. You do not provide a conclusion of the effectiveness of ICFR. With reference to our
 Sharon Levkoviz
IR-Med, Inc.
April 27, 2023
Page 2
         above concerns regarding the material weaknesses previously identified, please revise your disclosures to conclude on the effectiveness of your ICFR.
3. Your conclusion regarding the effectiveness of DCP refers to COSO. Please revise this disclosure as COSO is used for an assessment of ICFR.

4. To the extent you have remediated your previously identified material weaknesses, please address the need to revise your disclosures under the caption, Changes in Internal Controls
         Over Financial Reporting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at
202-551-
3355 with any questions.



                                                              Sincerely,
FirstName LastNameSharon Levkoviz
                                                              Division of
Corporation Finance
Comapany NameIR-Med, Inc.
                                                              Office of
Industrial Applications and
April 27, 2023 Page 2                                         Services
FirstName LastName